Exhibit 99.1

Sinovac Temporarily Blocks Access to Its Websites

BEIJING, April 30, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac " or the "Company"), a leading provider of biopharmaceutical products in China, today announced that Aihua Pan, the Chairman of the Board of the Company’s controlled Chinese subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), who was appointed by Sinobioway Biomedicine Co., Ltd. (“Sinobioway”), the minority shareholder of Sinovac Beijing, inappropriately and without authorization seized control of the Company’s websites, www.sinovac.com and www.sinovac.com.cn. Out of an abundance of caution, the Company has temporarily blocked the access to the websites to avoid any further unauthorized access or tampering that could mislead any interested stakeholders.

The misappropriation of the Company’s websites is another blatant attempt by Mr. Pan and Sinobioway to interfere with Sinovac’s business.

The Company advises all regulators, shareholders, customers, employees, and other interested stakeholders that authorized English messages from the Company will be distributed via the Company’s PR Newswire account and filings with the U.S. Securities and Exchange Commission and authorized Chinese messages from the Company will be distributed via the Company’s official WeChat public account (account name: SinovacBiotech) until the Company regains control of its websites.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

Tel: 1-646 277 1258

Phil.denning@icrinc.com

China:

Edmond Lococo

Tel: +86 10 6583 7510

Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima

Tel: 1-203-682-8233

william.zima@icrinc.com